FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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 Highlights

Third quarter 2009

Consolidated relevant figures

- Third quarter 2009 consolidated revenues were the equivalent of 24.398 billion pesos, a 24.7% increase from a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 7.6% in Brazil, 25.6% in Colombia, 16.3% in Argentina, 29.8% in Chile and 17.8% in Peru.

- At the end of the third quarter of 2009, there were 18.0 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 4.7% increase with respect to the previous quarter and a 27.9% increase compared with the same period of last year.

- In particular, at the end of the third quarter of 2009, our operations in Brazil accounted for 14.2 million RGUs, representing a 5.2% increase compared with the second quarter 2009 and a 27.8% increase compared with the end of the third quarter 2008. For the same period, Colombia had 2.7 million accesses or RGUs, representing a 0.2% increase compared with the second quarter 2009 and a 15.9% increase compared with the end of the third quarter 2008. The rest of the countries in which we operate achieved a 10.1% increase in RGUs compared with the end of the second quarter 2009 and a 78.8% increase compared with the end of the third quarter 2008.

- Consolidated EBITDA(1) for the third quarter of 2009 totaled 6.282 billion pesos, a 29.7% increase compared with the same period of last year. Based on local accounting principles and exchange rates of each country, EBITDA increases were 11.8% in Brazil, 142.5% in Colombia, 184.2% in Argentina, 76.0% in Chile and 263.6% in Peru.

- Third quarter 2009 operating income totaled 3.311 billion pesos, a 21.5% increase compared with the same period last year.

- Third quarter 2009 consolidated majority net income was 2.791 billion pesos, a 141.2% increase compared with the same period last year.

- Third quarter 2009 EBITDA and operating income margins were 25.7% and 13.6% respectively, compared with 24.7% and 13.9% a year earlier.

- At the end of the third quarter of 2009, total consolidated debt was the equivalent of 2.329 billion dollars. Of total debt, 45% was dollar denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 592 million dollars, or 56% of the dollar denominated debt. Net debt (3) was the equivalent of 1.647 billion dollars.

- On September 4th, 2009, Telmex Internacional issued its first Domestic Senior Notes in Mexico as authorized by the CNBV (Comisión Nacional Bancaria y de Valores) through the company’s debt program for an amount equal to 5 billion pesos. The maturity of these Domestic Senior Notes is 3 years, and the interest rate is 28-day TIIE (Mexican interbank equilibrium interest rate) plus 135 basis points. Interest payments are made every 28 days. The national rating for this issue given by Standard and Poor’s and Fitch Ratings were mxAA and AA, respectively.

Relevant Figures

(Million of nominal pesos, unless otherwise indicated)

					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.

Revenues	Ps.	24,398	Ps.	19,573	24.7	Ps.	66,817	Ps.	56,533	18.2
EBITDA (1)		6,282		4,843	29.7		16,206		13,565	19.5
EBITDA margin (%)		25.7		24.7	1.0		24.3		24.0	0.3
Operating income		3,311		2,725	21.5		8,014		6,924	15.7
Operating margin (%)		13.6		13.9	(0.3)		12.0		12.2	(0.2)
Majority income from continuing operations		2,791		1,157	141.2		7,125		4,283	66.4
Earnings per share (pesos)		0.15		0.06	150.0		0.39		0.23	69.6
Earnings per ADR (dollars) (2)		0.23		0.11	109.1		0.58		0.42	38.1
Outstanding shares (millions)		18,071		18,551	(2.6)		18,071		18,551	(2.6)
Equivalent ADRs (millions) (2)		904		928	(2.6)		904		928	(2.6)

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

The financial information for 2008 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Financial Results

Revenues: For the third quarter of 2009, consolidated revenues totaled 24.398 billion pesos, an increase of 24.7% compared with the same period last year. These results reflect increases of a 47.0% in local services revenues, 45.7% increase in Internet access revenues, 40.1% increase in corporate network revenues, 80.0% increase in pay TV revenues, and 10.5% increase in long distance revenues as well as a 2.6% increase in international long distance revenues.

Costs and Expenses: For the third quarter of 2009, cost and expenses totaled 21.087 billion pesos, a 25.2% increase compared with the same period last year. This increase reflected gains in customers in Brazil, Colombia, Chile, Argentina and Peru and an increase in interconnection costs for mobile termination and leased lines, particularly in Brazil, related to strong growth in the local telephony and data businesses. Additionally, the increase in cost and expenses was also caused by an increase in content costs associated with more pay TV customers in Colombia, Chile, Peru and Brazil.

EBITDA (1) and operating income: for the third quarter of 2009, EBITDA (1) totaled 6.282 billion pesos, a 29.7% increase compared with the same period last year, with a corresponding margin of 25.7%. Operating income totaled 3.311 billion pesos with a corresponding margin of 13.6%.

Financing cost: For the third quarter of 2009, net income was 281 million pesos as a result of a net interest charge equal to 174 million pesos and a 455 million pesos net exchange rate gain that originated from the reais appreciation during the period (the reais/dollar exchange rate moved from 1.9516 at the end of June to 1.7781 at the end of September). This effect was partially offset by reais/dollar foreign exchange rate hedges contracted by Embratel.

Majority net income: For the third quarter of 2009, majority net income totaled 2.791 billion pesos, a 141.2% increase compared with the same period last year, generating earnings per share equal to 15 Mexican cents, a 150% increase compared with the year-ago period. Earnings per ADR (2) were 23 U.S. cents, a 109.1% increase compared with the same period last year.

Investments: For the nine months, investments totaled the equivalent of 851.9 million dollars invested primarily in Brazil and Colombia.

Repurchase of own shares: For the third quarter of 2009, 660.5 million pesos were used to repurchase 77.1 million shares of the Company.

Debt: At the end of the third quarter of 2009, total debt was the equivalent of 2.329 billion dollars of which 45% was dollar denominated. In order to reduce risk associated with exchange rate fluctuation, as of September 30, 2009, hedges were in place for the equivalent of 592 million dollars, or 56% of the dollar denominated debt.

Net debt (3) totaled the equivalent of 1.647 billion dollars.

Income Statements
(Million of nominal pesos)
					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Local	Ps.	4,114	Ps.	2,799	47.0	Ps.	10,803	Ps.	7,673	40.8
Domestic long distance		8,253		7,467	10.5		22,585		21,445	5.3
International long distance		822		801	2.6		2,474		2,461	0.5
Corporate networks		5,880		4,198	40.1		15,624		12,371	26.3
Internet		2,073		1,423	45.7		5,750		3,975	44.7
Cable TV		1,451		806	80.0		3,732		2,234	67.1
Others		1,805		2,079	(13.2)		5,849		6,374	(8.2)
Total		24,398		19,573	24.7		66,817		56,533	18.2

Costs and Expenses
Cost of sales and services		3,887		2,901	34.0		11,314		8,813	28.4
Commercial, administrative and general		5,558		4,860	14.4		15,278		14,131	8.1
Transport and interconnection		8,671		6,969	24.4		24,019		20,024	20.0
Depreciation and amortization		2,971		2,118	40.3		8,192		6,641	23.4
Total		21,087		16,848	25.2		58,803		49,609	18.5

Operating income		3,311		2,725	21.5		8,014		6,924	15.7

Other (revenues) and expenses, net		(9)		57.00	(115.8)		70		124.00	(43.5)

Comprehensive financing cost
Net interest		174		21	728.6		904		(120)	NA
Exchange loss (gain), net		(455)		880	NA		(2,454)		858	NA
Total		(281)		901	NA		(1,550)		738	NA

Equity in results of affiliates		610		24	*		1,115		437	155.1

Income before income tax		4,211		1,791	135.1		10,609		6,499	63.2

Income tax		1,303		624	108.8		3,131		2,104	48.8

Income before equity in minority interest		2,908		1,167	149.2		7,478		4,395	70.1

Minority interest		(117)		(10)	NA		(353)		(112)	215.2

Majority net income	Ps.	2,791	Ps.	1,157	141.2	Ps.	7,125	Ps.	4,283	66.4

EBITDA (1)	Ps.	6,282	Ps.	4,843	29.7	Ps.	16,206	Ps.	13,565	19.5

EBITDA margin (%)		25.7		24.7	1.0		24.3		24.0	0.3
Operating margin (%)		13.6		13.9	(0.3)		12.0		12.2	(0.2)

NA Not applicable
* Higher than 1,000%

Balance Sheets
(Million of nominal pesos)

		September 30,		September 30,
		2009		2008
Assets
Cash and short-term investments	Ps.	9,213	Ps.	6,599
Other current assets		28,481		23,507
Plant, property and equipment, net		79,271		51,269
Other assets		21,554		15,926
Goodwill		18,739		15,879
Deferred taxes		6,746		4,976

Total assets	Ps.	164,004	Ps.	118,156

Liabilities and stockholders’ equity
Current portion of long-term debt	Ps.	14,301	Ps.	4,902
Other current liabilities		23,766		21,220
Long-term debt		17,145		10,001
Employee benefits		2,804		2,306
Deferred taxes		7,276		-

Total liabilities		65,292		38,429
Stockholders' equity
Majority stockholders' equity		95,228		77,240
Minority interest		3,484		2,487
Total stockholders’ equity		98,712		79,727
Total liabilities and stockholders’ equity	Ps.	164,004	Ps.	118,156

Statement of cash flows
[ millions of nominal pesos ]
9 months 09
ended
September 30,

Operating activities:

Income before income tax	$10,609

Depreciation and amortization	8,192
Interest expenses	1,666
Other items not requiring the use of cash	(3,569)
Total	16,898

Working capital	(3,476)
Net cash flows provided by operating activities	13,422

Investing activities:
Investment in telephone plant	(11,725)
Other investments	(1,684)
Net cash flows used in investing activities	(13,409)

Cash required before financing activities	13

Financing activities:
New loans	71,907
Repayment loans	(67,065)
Dividends paid for subsidiaries	(1,522)
Interests paid	(1,641)
Other items	(1,247)
Net cash flows used in financing activities	432

Net increase in cash and cash equivalents	445
Exchange rate difference in cash and cash equivalents	1,257
Cash and cash equivalents at begining of the period	7,511
Cash and cash equivalents at end of the period	$9,213

The following financial information is presented in the local currency of each country, according to its generally accepted accounting principles, before elimination of intercompany operations among the various companies that belong to Telmex Internacional.

Brazil

For the third quarter of 2009, as a result of successful commercial strategies, revenues generated from local access and data services, have increased by 22.9% and 27.6% respectively, compared with the same period last year. This growth has allowed the company to reduce its dependency on long distance revenues given that now 54.3% of total revenues originate from the following services: local access, data, television via Embratel, and other services.

It is worthwhile noting that local access services in part have increased as a result of the deployment and use of different solutions to access the network through fiber optic, wireless technology, coaxial cable and ADSL. Similarly, data services have also increased as a result of service integration strategies.

In particular, at the end of the third quarter of 2009, Net Serviços offered the Net Fone service to 2.5 million customers. This service represents an important growth opportunity given that Net Serviços’s network covers approximately 10.7 million homes passed and is 78% bidirectional. This network covers approximately 3.6 million pay TV customers and has 2.8 million local and broadband access customers.

Revenues:  For the third quarter of 2009, revenues totaled 2.695 billion reais, a 7.6% increase compared with the same period of last year. This improvement was benefited from growth in local and data revenues of 22.9% and 27.6% respectively.

- Local:  Revenues totaled 549 million reais, a 22.9% increase compared with the same period last year due to a 25.4% increase in the number of lines in service.

- Domestic long distance: Revenues totaled 1.135 billion reais, a 2.7% decrease compared with the same period last year.

- International long distance: Revenues totaled 98 million reais, a 14.7% decrease compared with the same period last year, related to incoming international traffic and a decrease in residential segment.

- Satellite Pay TV: The Service Via Embratel, which was launched on December 1st 2008, reached 31 million reais in sales and 241,897 services at the end of the third quarter of 2009.

- Corporate Networks and Internet: Revenues generated by data and Internet access services totaled 789 million reais, a 27.6% increase compared with the same period of last year. Such improvement was partially due to the increase in services for corporate data networks.

Costs and expenses: For the third quarter of 2009, costs and expenses totaled 2.294 billion reais, a 7.4% increase compared with the same period last year. Contributing factors included higher costs associated with originating mobile traffic, reflecting a rate increase adjustment for the mobile network that took effect in January 2009.

Cost of sales and services: Cost of sales and services totaled 319 million reais, a 5.6% increase compared with the same period in 2008. This increase was due to costs associated with the growth of local and data services.

Commercial, administrative and general expenses: These expenses totaled 502 million reais, a 1.5% decrease compared with the same period last year.

Transport and interconnection: These costs totaled 1.146 billion reais, an increase of 10.1% compared with the same period last year, reflecting an increase in the termination of mobile traffic, among other factors.

Depreciation and amortization: These expenses totaled 327 million reais, an increase of 15.8% compared with the same period last year.

EBITDA (1) and operating income: For the third quarter of 2009, EBITDA (1) totaled 728 million reais, an increase of 11.8% compared with the same period last year, producing a margin of 27%. Operating income totaled 487 million reais, producing an operating margin of 18.1%.

Brazil Operating Indicators		3Q2009		3Q2008	Inc.

Domestic long distance minutes		4,137		4,044	2.3
(millions)
International long distance minutes		359		468	(23.4)
(millions)
Line equivalents of 64 kbps ( thousands)		5,427		3,828	41.8
Access to local service* (thousands)		6,338		5,053	25.4
* Includes Net Fone Services

Income Statements Brazil
[ millions of historic Brazilian reais]					%					%
		3Q2009		3Q2008	Inc.		9 months 09		9 months 08	Inc.
Revenues
Local (A)	$R	549.2	$R	446.8	22.9	$R	1,547.1	$R	1,233.7	25.4
Domestic long distance		1,134.8		1,166.0	(2.7)		3,334.8		3,340.8	(0.2)
International long distance		97.8		114.7	(14.7)		323.1		349.0	(7.4)
Corporate networks		622.4		467.4	33.2		1,738.0		1,379.9	26.0
Internet		166.5		151.0	10.3		511.9		420.6	21.7
Others		124.2		158.1	(21.4)		380.1		471.5	(19.4)
Total		2,694.9		2,504.0	7.6		7,835.0		7,195.5	8.9

Costs and Expenses
Cost of sales and services		319.1		302.1	5.6		960.4		872.6	10.1
Commercial, administrative and general		502.2		509.7	(1.5)		1,428.0		1,503.2	(5.0)
Transport and interconnection		1,146.1		1,041.4	10.1		3,398.4		2,990.6	13.6
Depreciation and amortization		326.5		281.8	15.8		964.1		905.0	6.5
Total		2,293.9		2,135.0	7.4		6,750.9		6,271.4	7.6

Equity in results of affiliates		(86.2)		53.1	NA		(159.5)		90.4	NA

Operating income	$R	487.2	$R	315.9	54.2	$R	1,243.6	$R	833.7	49.2

EBITDA (1)	$R	727.5	$R	650.8	11.8	$R	2,048.1	$R	1,829.3	12.0

EBITDA margin (%)		27.0		26.0	1.0		26.1		25.4	0.7
Operating margin (%)		18.1		12.6	5.5		15.9		11.6	4.3

NA Not Applicable
(A) Includes Interconnection

Colombia

Colombia’s network currently has 4.9 million homes passed, of which 56% are bidirectional. At the end of the third quarter 2009, 2.7 million accesses (RGUs) were in effect, a 15.9% increase from the year-earlier period. In particular, growth occurred in broadband access and voice up 45.6% and 60.3%, respectively.

In 2009, initiatives in the corporate segments focused on growing the number of services per client in the corporate segment and increasing small and medium sized business customers (SME) through offerings of data services, internet and telephony. The number of services in these product lines has increased by 4.4% in data services, 32.6% in Internet services and 56.3% in telephone lines compared with a year earlier. The strategy of increasing penetration in the SME market has been a determining factor in increasing the number of Internet services and telephone lines.

For the third quarter 2009, revenues totaled 296.976 billion Colombian pesos, a 25.6% increase with respect to the same period last year. The increase was mainly due to the growth in operations with several corporate customers and additional revenues in the voice business, video and Internet generated by the pay TV company customers.

For the third quarter 2009, total costs and expenses totaled 284.359 billion Colombian pesos, an increase of 18.5% compared with the same period last year. This increase is primarily due to growing content and client acquisition costs, as well as expenses for personnel dedicated to serving the SME market. EBITDA (1) totaled 70.938 billion Colombian pesos, an increase of 142.5% compared with the same period last year. The EBITDA margin was 23.9%, an increase of 11 percentage points compared with the year-earlier period. Operating income was 12.617 billion Colombian pesos for July – September period of 2009.

Income Statements Colombia
			%			%
	3Q2009	3Q2008	Inc.	9 months 09	9 months 08	Inc.
(millions of Colombian pesos )

Revenues	$296,976.1	$236,523.6	25.6	$861,860.3	$650,448.6	32.5
EBITDA	70,938.4	29,251.7	142.5	176,777.5	91,683.3	92.8
EBITDA margin (%)	23.9	12.4	11.5	20.5	14.1	6.4
Operating Income	12,616.7	(3,451.8)	NA	15,598.1	1,104.8	*
Operating margin (%)	4.2	(1.5)	NA	1.8	0.2	1.6

Chile

At the end of the third quarter of 2009, RGUs totaled 619 thousand a 74% increase compared with the same period last year.

Third quarter, revenues from the Chile operation totaled 38.301 billion Chilean pesos, a year over year increase of 29.8%. The gains reflected revenue growth generated from pay TV services which increased 6.244 billion Chilean pesos, or 64.8% year over year. Revenues from Internet services increased 71.2%, primarily due to the residential market. Additionally, revenues from corporate networks increased 17.9%. Voice services decreased 1.4% as a result of the contraction of the domestic and international long distance markets and despite a 7.7% increase in local services.

For the third quarter of 2009, costs and expenses totaled 41.895 billion Chilean pesos, 25.8% more than the corresponding period last year. The increase was primarily due to higher cost of sales and services, which increased 26.8%, mostly due to TV content. Commercial, administrative and general costs increased 21.6% due to increased new customer acquisition costs in the residential market as well as higher provisions for customers in default in this market. EBITDA (1) totaled 4.973 billion Chilean pesos, a 76.0% increase compared with the same period last year, generating a margin of 13.0%. The operations generated an operational loss of 3.594 billion Chilean pesos.

Income Statements Chile
			%			%
	3Q2009	3Q2008	Inc.	9 months 09	9 months 08	Inc.
(millions of Chilean constant pesos )

Revenues	$38,300.9	$29,514.3	29.8	$108,719.3	$81,227.3	33.8
EBITDA	4,973.3	2,826.3	76.0	12,842.2	6,228.2	106.2
EBITDA margin (%)	13.0	9.6	3.4	11.8	7.7	4.1
Operating Income	(3,594.6)	(3,787.9)	NA	(8,910.5)	(11,238.0)	NA
Operating margin (%)	(9.4)	(12.8)	NA	(8.2)	(13.8)	NA

NA Not Applicable

Peru

For the third quarter 2009, RGUs grew by 85% compared with the same period last year. The number of corresponding units totaled 269 thousand.

For the third quarter of 2009, revenues reached 99.1 million New Soles, a 17.8% increase compared with the same period last year. The increase is due to an 18.7% growth in revenues from the data business. Revenues from the voice business increased by 5.4% compared with the same period last year. Video revenues increased by 71.9%.

For the third quarter of 2009, cost and expenses increased by 1.8%. Contributing factors to this growth are as follows: a 76.7% increase in content costs and a 12.9% increase in interconnections and transport costs. A 13.7% decrease in commercial, administrative and general expenses associated with lower media publicity costs was registered. EBITDA (1) totaled 16.0 million New Soles for the period, a 263.6% increase compared with the same period last year. The corresponding margin was 16.1%.

Income Statements Peru
			%			%
	3Q2009	3Q2008	Inc.	9 months 09	9 months 08	Inc.
(millions of New Soles)

Revenues	$99.1	$84.1	17.8	$297.5	$230.2	29.2
EBITDA	16.0	4.4	263.6	41.9	23.8	76.1
EBITDA margin (%)	16.1	5.2	10.9	14.1	10.3	3.8
Operating Income	(0.9)	(14.1)	NA	(7.8)	(27.0)	NA
Operating margin (%)	(0.9)	(16.8)	NA	(2.6)	(11.7)	NA

NA Not Applicable

Argentina

For the third quarter of 2009, revenues totaled 150.9 million Argentinean pesos, a 16.3% increase compared with the year-earlier period.

In 2009, the strategy in the corporate market has been to grow services with existing customers, therefore increasing our added value services base through strategic alliances with different companies. On the other hand, the strategy for the SME segment has been to promote continuous growth through a modular offer consisting of Internet, and telephone lines.

In the third quarter of 2009, operating costs and expenses totaled 144.7 million Argentinean pesos, a 0.2% increase compared with the year earlier period. A contributing factor for the increase was a 7.8% growth in leased line costs directly linked to sales volume and affected by exchange rate volatility. A change in the sales mix for voice products resulted in a 27.6% decrease in transport and interconnection costs which offset the increase. EBITDA (1) was 34.1 million Argentinean pesos, a 184.2% increase compared with the same period last year. The corresponding margin was 22.6%. Operating income was 6.2 million Argentinean pesos.

Income Statements Argentina
			%			%
	3Q2009	3Q2008	Inc.	9 months 09	9 months 08	Inc.
(millions of Argentinean pesos)

Revenues	$150.9	$129.7	16.3	$439.1	$376.2	16.7
EBITDA	34.1	12.0	184.2	94.2	48.9	92.6
EBITDA margin (%)	22.6	9.3	13.3	21.5	13.0	8.5
Operating Income	6.2	(14.7)	NA	10.7	(29.5)	NA
Operating margin (%)	4.1	(11.3)	NA	2.4	(7.8)	NA

NA Not Applicable

Yellow Pages

The Yellow Pages business has presence in 5 countries and has published 109 directories. Of this total, 78 directories are in Mexico, with presence in all states and Mexico City. Additionally, 29 directories have been published in Hispanic markets in the United States. The remaining 2 directories are published in Peru and Argentina.

In the third quarter of 2009, consolidated revenues from this business totaled 1.263 billion pesos.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2009.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: Third quarter Highlights 2009.